Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

PRIMEENERGY CORPORATION

PrimeEnergy Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is PrimeEnergy Resources Corporation. The name under which the corporation was originally incorporated was K.R.M. Petroleum Corporation. The date of filing of its original Certificate of Incorporation with the Secretary of State was March 22, 1973.

2. This Restated Certificate of Incorporation restates and integrates and does not further amend the provisions of the Certificate of the corporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is hereby restated without further amendments or changes to read as herein set forth in full.

FIRST: The name of the corporation is PrimeEnergy Resources Corporation.

SECOND: Its registered office in the State of Delaware is located at the Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of its registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD: The purpose of the corporation is to acquire, own, hold, deal in, explore, develop and operate oil, gas and other mineral properties and interests therein of all kinds; to produce, process, transport and sell the resulting products and to purchase, lease, own, hold, deal in and operate all equipment, machinery, facilities, systems and plants necessary for such purposes; and to engage generally in all phases of the oil and gas business and any lawful act or activity for which corporations may be organized under the General Law of Delaware.

FOURTH: The number of shares of stock which the corporation shall have authority to issue is Two Million Eight Hundred Ten Thousand (2,810,000) shares of Common Stock, par value $.10 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

A. To make, alter or repeal the Bylaws of the corporation.

B. To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

C. When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders’ meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease, or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as its Board of Directors shall deem expedient and for the best interests of the corporation.

SIXTH: No Director of the corporation shall be liable to any person on account of any action undertaken by him as such Director in reliance in good faith upon the existence of any fact or circumstance reported or certified to the Board of Directors by any officer of the corporation or by any independent auditor, engineer or consultant retained or employed as such by the Board of Directors.

Any person made a party to any civil or criminal action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a Director, officer of employee of the corporation or any corporation which he served as such at the request of the corporation, shall be indemnified by the corporation against the reasonable expenses, including attorneys’ fees, and amounts paid in satisfaction of judgment or in settlement, other than amounts paid to the corporation by him, actually and necessarily incurred by him or imposed in connection with or resulting from the demise of such civil or criminal action, suit or proceeding, or in connection with any appeal therein, except in a relation to matters as to which it shall be adjudged in such civil or criminal action, suit or proceeding that such office, Director or employee is liable for negligence or misconduct in the performance of his duties. Neither a conviction in a criminal action, suit or proceeding, whether based upon a plea of guilty or nolo contendere or its equivalent, or after trial, nor a settlement in any civil action, suit or proceeding shall or itself be deemed an adjudication that such officer, Director or employee is liable for negligence or misconduct in the performance of his duties to the corporation. Any amount payable pursuant to this Article SIXTH may be determined and paid, at the option of the person to be indemnified, pursuant to procedure set forth from time to time in the Bylaws or by any of the following procedures: (a) order of the court having jurisdiction of any such civil or criminal action, suit or proceeding, (b) resolution adopted by a majority of a quorum of the Board of Directors of the corporation without counting in such majority or quorum any interested Directors, (c) resolution adopted by the holders of record of a majority of the outstanding shares of capital stock of the corporation having voting power, or (d) order of any court having jurisdiction over the corporation. Such right of indemnification shall not be exclusive of any other right which such officers, Directors and employees of the corporation, and the corporation, and the other persons above mentioned, may have such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provisions of law or otherwise as their rights under this Article SIXTH.

SEVENTH: Meetings of stockholders may be held without the State of Delaware if the Bylaws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be from time to time designated by the Board of Directors or the Bylaws of the corporation.

EIGHTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute.

NINTH: No person serving as a Director of the corporation shall have any personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, provided that, such restriction on personal liability shall not eliminate or limit the liability of a Director (i) for any breach of the Director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of any dividend or unlawful stock purchase or redemption under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit.

This Restated Certificate of Incorporation was duly adopted by the Board of Directors of the corporation in accordance with Section 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, PrimeEnergy Corporation has caused this Restated Certificate of Incorporation to be signed by Charles E. Drimal, Jr., its president, this 21th day of December, 2018.

PrimeEnergy Resources Corporation

By:	/s/ Charles E. Drimal, Jr.
Charles E. Drimal, Jr.
President